Exhibit 5

March 8, 2013

Green Mountain Coffee Roasters, Inc.

33 Coffee Lane

Waterbury, Vermont 05676

Ladies and Gentlemen:

This opinion is furnished to you in connection with the registration statement on Form S-8 (the “Registration Statement”), filed by Green Mountain Coffee Roasters, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), for the registration of an aggregate of 450,000 shares of Common Stock, $0.10 par value (the “Shares”), of which all are reserved for issuance under the Company’s 2002 Deferred Compensation Plan, as amended (the “Plan”).

I have acted as counsel for the Company in connection with the filing of the Registration Statement. For purposes of this opinion, I have examined and relied upon such documents, records, certificates and other instruments as I have deemed necessary.

The opinions expressed below are limited to the Delaware General Corporation Law, including the reported cases interpreting those laws.

Based upon and subject to the foregoing, I am of the opinion that the Shares have been duly authorized, and, when issued and sold pursuant to the terms set forth in the Plan and against payment therefor, and when the Registration Statement has become effective under the Act, the Shares will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC thereunder.

This opinion may be used only in connection with the offer and sale of Shares while the Registration Statement is in effect.

Very truly yours,

/s/ Howard Malovany
Name:	Howard Malovany
Title:	Chief Legal Officer, Corporate General Counsel and Secretary